EXHIBIT 99.2

NEXGEN ENERGY LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended June 30, 2017

Dated August 9, 2017

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and six months ended June 30, 2017 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2017 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2016 (the “AIF”) dated March 31, 2017, all of which is available under the Company’s profile on SEDAR at www.sedar.com.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information.  Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2016 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook 1 Project including the key assumptions, parameters and methods used to estimate the updated mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective March 31, 2017 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook 1 Technical Report is available for review under the Company’s profile on SEDAR  (www.sedar.com).

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.
A new technical report in respect of the preliminary economic assessment described below, that will supersede the Rook 1 Technical Report,  will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within the period prescribed by NI 43-101.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

OVERALL PERFORMANCE

Background

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada.  NexGen's principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the "Rook 1 Project").

The Rook 1 Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017.  The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 70.02% of the outstanding common shares of IsoEnergy, as of the date hereof.

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2017, the Company had cash and cash equivalents of $46,302,691 (December 31, 2016: $31,090,313; June 30, 2016: $101,436,773), short-term investments of $12,977,000 (December 31, 2016: $47,455,100; June 30, 2016: $nil), an accumulated deficit of $54,788,965 (December 31, 2016: $32,743,616; June 30, 2016: $26,213,554) and working capital of $58,718,202 (defined as current assets less accounts payable and accrued liabilities) (December 31, 2016: $77,176,523; June 30, 2016: $94,094,129).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Corporate

On May 17, 2017, the Company commenced trading on the New York Stock Exchange (“NYSE American”) under the symbol “NXE”, and its common shares ceased trading on the OTCQX as of the close of trading on May 16, 2017.

On July 21, 2017, the Company completed a private placement (the “Financing”) of: (a) 24,146,424 common shares at a price of $2.70 (US$2.0707) per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “New Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”).

In connection with the Financing, the trust indenture entered into between Computershare Trust Company of Canada and the Company dated June 10, 2016 was amended and restated to: (i) extend the maturity date of the existing 7.5% unsecured convertible debentures (the “Existing Debentures”) to match the maturity date of the New Debentures; and (ii) revise certain other non-financial provisions of the Existing Debentures, including the strategic alignment provisions described below.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the New Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

The New Debentures have a term of five years, maturing on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company’s common shares for the 20 trading days ("20-day VWAP”) ending three trading days preceding the date such interest payment is due.

The New Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “Conversion Price”) of US$2.6919 per share. The Company may redeem the New Debentures, in whole or in part, on or after July 21, 2020 and prior to the Maturity Date, at any time that the 20-day VWAP of the common shares on the applicable exchange or market exceeds 130% of the Conversion Price, at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date.

Upon completion of a change of control (which includes in the case of the Investors’ right to require the Company to redeem the New Debentures, a change in the Chief Executive Officer of the Company), the Investors of the New Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding New Debentures in cash at: (i) on or prior to July 21, 2020, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the New Debentures to convert the New Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is either payable in cash or is payable in property or securities which the holders of the New Debentures, in their sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement which provides for the following: (a) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the New Debentures or the Existing Debentures or any common shares they hold to an unsolicited takeover bid, (ii) to exercise the votes attached to all common shares they hold in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board; (b) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company; (c) for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and (d) for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk.  NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on its convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the New Debentures and Existing Debentures, (collectively, the “Debentures")). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form.

At maturity of the Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Debentures (or sooner in the event of redemption in accordance with the terms of the Debentures), the Company will have to raise funds to repay the principal amount of the Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016:

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Operating expenses
Salaries, benefits and directors’ fees	$615,611	$796,052	$1,481,857	$1,431,474
Office and administrative	271,122	417,000	661,327	638,599
Professional fees	546,944	116,667	844,237	277,098
Travel	201,475	154,686	330,487	323,292
Depreciation	158,835	147,812	371,112	220,440
Share-based payments	1,740,442	3,021,343	3,740,796	3,435,468
Finance income	(133,549)	(66,510)	(308,046)	(142,647)
Interest expense	1,490,640	322,175	2,989,365	322,175
Mark to market loss (gain) on convertible debentures	(8,275,171)	(65,885)	11,884,777	(65,885)
Convertible debenture issuance costs	-	4,052,398	-	4,052,398
Foreign exchange loss (gain)	365,845	(1,069,277)	512,226	(1,072,919)

Loss (profit) from operations	$(3,017,806)	$7,826,461	$22,508,138	$9,419,493
Deferred income tax expense (recovery)	(109,347)	-	71,275	-
Loss (profit) and comprehensive loss (profit) for the period	$(3,127,153)	$7,826,461	$22,579,413	$9,419,493

Loss (profit) and comprehensive loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.	$(3,324,392)	$7,806,271	$22,152,787	$9,399,303
Non-controlling interests in IsoEnergy Ltd.	197,239	20,190	426,626	20,190
Loss (profit) and comprehensive loss (profit) for the period	$(3,127,153)	$7,826,461	$22,579,413	$9,419,493

Loss (profit) per common share attributable to the Company’s common shareholders – basic and diluted	$(0.01)	$0.03	$0.07	$0.03

Weighted average number of common shares outstanding – basic and diluted	309,363,865	302,211,994	307,883,909	296,272,729

Three months ended June 30, 2017 vs three months ended June 30, 2016

In the three months ended June 30, 2017, NexGen incurred a net profit of $3,127,153 or $0.01 per common share, compared to a net loss of $7,826,461 or $0.03 per common share for the three months ended June 30, 2016.

Salaries, benefits and directors’ fees decreased from $796,052 in the three months ended June 30, 2016 to $615,611 in the three months ended June 30, 2017 mainly due to lower special bonuses offset by increases in IsoEnergy salaries and directors’ fees in the three months ended June 30, 2017.

Office and administrative costs decreased from $417,000 in the three months ended June 30, 2016 to $271,122 in the three months ended June 30, 2017 mainly due to higher regulatory filing, listing and indenture trustee fees relating to the Existing Debentures and other regulatory fees relating to corporate disclosure matters in the three months ended June 30, 2016.

Professional fees increased from $116,667 in the three months ended June 30, 2016 to $546,944 in the three months ended June 30, 2017 due to NYSE American listing related costs and an increase in legal fees pertaining to various corporate operational matters in the three months ended June 30, 2017.

Travel expenses increased from $154,686 in the three months ended June 30, 2016 to $201,475 in the three months ended June 30, 2017, primiarly due to an increase in IsoEnergy’s business development and general corporate activity in the three months ended June 30, 2017.

Depreciation increased from $147,812 in the three months ended June 30, 2016 to $158,835 in the three months ended June 30, 2017 due to an increase in the amortization of equipment.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) decreased from $3,021,343 in the three months ended June 30, 2016 to $1,740,442 in the three months ended June 30, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended June 30, 2017, 250,000 stock options were granted with a weighted average fair value per option of $2.06.

Finance income increased from $66,510 in the three months ended June 30, 2016 to $133,549 in the three months ended June 30, 2017 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.

The Company incurred a mark to market gain on Existing Debentures of $8,275,171 during the three months ended June 30, 2017 as compared to a mark to market gain of $65,885 in the three months ended June 30, 2016. This mark to market gain results from the fair value re-measurement of the Existing Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The gains were the result of a decrease in share price and fluctuation in foreign exchange rates.

Interest expense increased from $322,175 in the three months ended June 30, 2016 to $1,490,640 in the three months ended June 30, 2017 due to interest paid and accrued for the full three months ended June 30, 2017 on the Existing Debentures, which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a foreign exchange gain of $1,069,277 in the three months ended June 30, 2016 compared to a foreign exchange loss of $365,845 in the three months ended June 30, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on June 30, 2017.

A deferred income tax recovery of $109,347 was incurred in the three months ended June 30, 2017 as compared to $nil in the three months ended June 30, 2016. This relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the three months ended June 30, 2017.

Six months ended June 30, 2017 vs six months ended June 30, 2016

In the six months ended June 30, 2017, NexGen incurred a net loss of $22,579,413 or $0.07 per common share, compared to a net loss of $9,419,493 or $0.03 per common share for the six months ended June 30, 2016.

Salaries, benefits and directors’ fees of $1,481,857 in the six months ended June 30, 2017 were comparable to salaries, benefits and directors’ fees of $1,431,474 in the six months ended June 30, 2016.

Office and administrative costs of $661,327 in the six months ended June 30, 2017 were comparable to office and administrative costs of $638,599 in the six months ended June 30, 2016.

Professional fees increased from $277,098 in the six months ended June 30, 2016 to $844,237 in the six months ended June 30, 2017 due to an increase in regulatory, auditor and legal fees relating to the NYSE listing, corporate disclosure and operational matters.

Travel expenses of $330,487 in the six months ended June 30, 2017 were comparable to travel expenses of $323,292 in the six months ended June 30, 2016.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Depreciation increased from $220,440 in the six months ended June 30, 2016 to $371,112 in the six months ended June 30, 2017 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $3,435,468 in the six months ended June 30, 2016 to $3,740,796 in the six months ended June 30, 2017. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the six months ended June 30, 2017, 400,000 stock options were granted with a weighted average fair value per option of $2.04.

Finance income increased from $142,647 in the six months ended June 30, 2016 to $308,046 in the six months ended June 30, 2017 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.

The Company incurred a mark to market loss on the Existing Debentures of $11,884,777 during the six months ended June 30, 2017 as compared to a mark to market gain of $65,885 in the six months ended June 30, 2016. Mark to market gains and losses result from the fair value re-measurement of the Existing Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market loss for the six months ended June 30, 2017 is due mainly to an increase in the Company’s share price from $2.33 at December 31, 2016 to $2.87 at June 30, 2017 and the fluctuation in foreign exchange rates.

Interest expense increased from $322,175 in the six months ended June 30, 2016 to $2,989,365 in the six months ended June 30, 2017. This increase is due to interest incurred for the full six months ended June 30, 2017 as compared to interest accrued for the 20 days since inception in the six months ended June 30, 2016.

The Company incurred a foreign exchange gain of $1,072,919 in the six months ended June 30, 2016 compared to a foreign exchange loss of $512,226 in the six months ended June 30, 2017. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on June 30, 2017.

A deferred income tax expense of $71,275 was incurred in the six months ended June 30, 2017 as compared to $nil in the six months ended June 30, 2016. This relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the six months ended June 30, 2017.

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended June 30, 2016:

Selected Financial Information
	June 30, 2017	December 31, 2016	June 30, 2016

Exploration and evaluation assets	$127,446,789	$109,446,920	$88,049,389
Total assets	$191,478,953	$192,496,385	$192,889,905
Total current liabilities	$1,568,459	$2,428,124	$8,236,779
Total non-current liabilities	$83,123,475	$71,061,995	$74,191,289
Distributions or cash dividends declared per share	$-	$-	$-

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Financial Position as at June 30, 2017 vs December 31, 2016

NexGen had cash and cash equivalents totaling $46,302,691 as at June 30, 2017 compared to $31,090,313 as at December 31, 2016. This increase in cash and cash equivalents was due to $34,478,100 of cash received from the redemption of short-term investments, $3,431,476 of cash received from stock option and warrant exercises, and $1,017,249 of cash received from IsoEnergy financings; offset by exploration and evaluation assetand equipment expenditures of $16,647,155 and $588,900, respectively, $2,025,450 of interest paid on convertible debentures and $4,032,246 of cash used in operating activities.

Exploration and evaluation assets increased from $109,446,920 as at December 31, 2016 to $127,446,789 as at June 30, 2017 due to an increase in expenditures made on exploration and evaluation assets.

Current liabilities decreased from $2,428,124 as at December 31, 2016 to $1,568,459 as at June 30, 2017. The majority of this decrease is related to lower accounts payable due to the temporary cessation of drilling upon completion of the 2017 winter drill program and pending the commencement of the 2017 summer drill program, and lower Existing Debenture interest accrual for the period ended June 30, 2017.

Non-current liabilities increased from $71,061,995 as at December 31, 2016 to $83,123,475 as at June 30, 2017 due to an increase in fair value of the Existing Debentures resulting from an increase in share price and fluctuation in foreign exchange rates since December 31, 2016.

DISCUSSION OF OPERATIONS

The Rook 1 Project

On January 23, 2017, the Company commenced a 35,000 metre winter drill program, using seven rigs. The objective of the 2017 winter drill program was to: (i) expand known mineralization at the Arrow deposit through continued step-out drilling; (ii) continue in-fill drilling at Arrow to decrease drill spacing to 25 metres by 25 metres; and (iii) assess high priority regional targets.

On March 6, 2017, the Company announced the following updated mineral resource estimate on the Rook 1 Project having an effective date of December 20, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000
Total	1,180,000	6.88	179,500,000
Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000
Total	4,250,000	1.30	122,100,000
Notes:
1.     CIM Definition Standards were followed for mineral resources.
2.     Mineral resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.     A minimum mining width of 1.0 m was used.
4.     Numbers may not add due to rounding.

The winter drill program was completed on May 2, 2017 with a total of 40,768.5 metres drilled and 64 completed holes.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Highlights of the 2017 winter drill program included the (i) continued confirmation of grade continuity in the A1, A2 and A3 shears with in-fill drilling; (ii) intersection of high-grade uranium mineralization in a step-out hole in the A3 shear akin to the mineralization intersected in the higher grade A2 sub-zone; (iii) intersection of broad zones of uranium mineralization including narrow zones of high grade mineralization in the A1 through A4 shears in widely spaced step-out holes both northeast and southwest of the Arrow deposit; and (iv) discovery of narrow zones of mineralization in the “gap area” southwest of the Arrow deposit.

On July 12, 2017, the Company commenced a 25,000 metre summer drill program, using seven rigs. The primary objectives of the 2017 summer drill program are to: (i) expand the growth of the inferred mineral resource through continued systematic step-out drilling around the current resource domains in the A1 through A4 shears; (ii) expand the growth of the indicated mineral resource in high impact areas of the high grade domains in the A3 shear through targeted in-fill drilling; and (iii) engage in development activities that include geotechnical, hydrogeological, metallurgical and environmental work.  As of the date hereof, 12,268 metres and 18 holes (and 7 partial holes) have been completed as part of this drill program.

The summer drill program resulted in the South Arrow discovery, a new zone of “off-scale” radioactivity approximately 400 metres south of the Arrow deposit and remains open in all directions. The discovery is defined by the local occurrence of narrow massive pitchblende veining measuring >61,000 cps. The South Arrow discovery has been tested with only two holes and both intersected narrow intervals of off‐scale radioactivity within a large and robust envelope of highly prospective hydrothermal alteration. "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120.

On July 31, 2017, the Company announced the results of a preliminary economic assessment in respect of the Arrow deposit (the “PEA”) which was based on the updated mineral resource estimate set forth above.

PEA Financial Highlights
After-Tax Net Present Value (NPV8%)	CAD $3.49 Billion
After-Tax Internal Rate of Return (IRR)	56.7%
After-Tax Cash Payback	1.1 Years
Pre-production Capital Costs (CAPEX)	CAD $1.19 Billion
Average Annual Production (Years 1-5)	27.6 M lbs U3O8
Average Annual Production (Life of Mine)	18.5 M lbs U3O8
Mine Life	14.4 Years
Average Unit Operating Cost (Years 1-5)	CAD $5.53 (US $4.42)/lb U3O8
Average Unit Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8
Uranium Price Assumption	USD $50/lb U3O8
Saskatcheqan Royalties (Life of Mine)	CAD $2.98 Billion
   Note: Exchange rate CAD$1 = USD$0.80.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company plans to continue exploring the Rook 1 Project while continuing with preliminary development activities.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2017 Jun 30	2017 Mar 31	2016 Dec 31	2016 Sep 30	2016 Jun 30	2016 Mar 31	2015 Dec 31	2015 Sep 30
Finance income	$133,549	$174,497	$271,975	$51,883	$66,510	$76,137	$103,368	$26,383
Loss (profit) for the period	$(3,127,153)	$25,706,568	$15,508,785	$(7,396,613)	$7,826,461	$1,593,033	$1,729,410	$868,043
Loss (profit) for the period attributable to common shareholders	$(3,324,392)	$25,477,182	$14,974,486	$(7,480,320)	$7,806,271	$1,593,033	$1,729,410	$868,043
Loss (profit) per common share attributable to common shareholders – basic and fully diluted	$ (0.01)	$ 0.08	$ 0.05	$ (0.02)	$ 0.03	$ 0.01	$ 0.01	$ 0.00

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances and short-term investments. Its primary focus is the acquisition, exploration and evaluation of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from June 30, 2016 to June 30, 2017, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Existing Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest and includes interest accrued on short-term investments.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents and short-term investments, and historically has recurring operating losses.  As at June 30, 2017, the Company had an accumulated deficit of $54,788,965.

As at the date of this MD&A, the Company has approximately $188.2 million in cash and cash equivalents and short-term investments and approximately $3.0 million in current liabilities.  The Company’s working capital balance as at the date of this MD&A is approximately $185.8 million.

Subsequent to June 30, 2017, the Company completed the Financing raising total gross proceeds of US$110 million.

The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

		(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$191,100,000	$7,800,000	$15,600,000	$167,700,000	(3)	$-
Office leases(2)	1,073,157	374,846	624,570	73,741		-
Total contractual obligations	$192,173,157	$8,174,846	$16,224,570	$167,773,741		$-
(1)	Cash interest payments on Existing Debentures and New Debentures converted from US$ into C$ at a rate of 1.30.
(2)	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
(3)
This includes repayment of the US$120 million principal amount of Existing and New Debenturess which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On March 20, 2017, the Company signed a new lease agreement in respect of new office premises in Saskatoon. As a result, NexGen’s obligations increased by $5,290 per month, for a term of three years. The Company continues to seek a tenant to sublet its existing Saskatoon office premises.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities.  Even with the recent Financing, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents and short-term investments, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at June 30, 2017 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:

	For the six months ended
	June 30, 2017	June 30, 2016
Short-term compensation(1)	$1,555,454	$1,459,157
Share-based payments (stock options)(2)	3,582,788	3,455,861
	$5,138,242	$4,915,018
Notes:
(1)
Short-term compensation to key management personnel for the six months ended June 30, 2017 amounted to $1,555,454 (2016 - $1,459,157), of which $1,143,855 (2016 - $1,108,286)) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss.  The remaining $411,600 (2016 - $350,871) was capitalized to exploration and evaluation assets.

(2)
Share-based payments to key management personnel for the six months ended June 30, 2017 amounted to $3,582,788 (2016 - $3,455,861) of which $3,140,387 (2016 - $3,149,042) was expensed and $442,401 (2016 - $306,819) was capitalized to exploration and evaluation assets.

As at June 30, 2017, there was $31,250 (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold Ltd. (“NxGold”) (formerly Lancaster Capital Corp.). During the period ended June 30, 2017, one of the Company’s directors was appointed as a corporate officer of NxGold and two of the Company’s directors were appointed as directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in the Madison and 2Z properties held by NxGold.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares.  As at August 9, 2017, there were 338,376,123 common shares, 32,604,787 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

	Number of Options	Number Exercisable	Exercise Price	Expiry Date

	129,787	129,787	$0.240	August 29, 2017
	3,600,000	3,600,000	$0.400	January 31, 2018
	1,450,000	1,450,000	$0.400	July 30, 2018
	250,000	250,000	$0.300	December 19, 2018
	2,625,000	2,625,000	$0.400	May 23, 2019
	750,000	750,000	$0.400	June 2, 2019
	4,550,000	4,550,000	$0.460	December 24, 2019
	4,200,000	4,200,000	$0.500	May 27, 2020
	500,000	333,333	$0.620	September 21, 2020
	4,575,000	3,050,000	$0.640	December 16, 2020
	250,000	166,667	$2.690	June 8, 2021
	5,275,000	3,516,666	$2.650	June 23, 2021
	500,000	166,667	$1.510	November 8, 2021
	3,550,000	1,183,333	$2.240	December 15, 2021
	150,000	50,000	$3.300	January 19, 2022
	250,000	83,334	$3.110	April 22, 2022
Total	32,604,787	26,104,787

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is as follows:

(i) Impairment
At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments
The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments
The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Existing Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

Change in Accounting Policy

In the prior year, the proceeds allocated to the flow-through premium was recognized as “income on reduction of flow-through premium liability” in the consolidated statement of loss and comprehensive loss over the period that the flow-through proceeds were spent on eligible exploration expenditures.  Commencing January 1, 2017, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. There is no impact on the statement of loss and comprehensive loss or on the statement of cash flows for the period ended June 30, 2016 nor on the balance sheet as at December 31, 2016 as flow-through shares were not issued until the third quarter of 2016.

Future Accounting Pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means.  Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage.  As such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed a Financing raising gross proceeds of US$110 million subsequent to the six-month period ended June 30, 2017.  In addition to holding sufficient US dollars to make all interest payments due under both the Existing and New Debentures until maturity, the Company is investing the remaining funds from the Financing into short-term products offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2017.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents and short-term investments are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable.  The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2017, NexGen had a cash and cash equivalents balance of $46,302,691 to settle current liabilities of $1,568,459.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts and short-term investments in investment accounts that earn variable interest rates. Due to the short‑term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents and short-term investment balances as of June 30, 2017. The Company manages interest rate risk by maintaining an investment policy for short‑term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Debentures carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar.  The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$120 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the entire principal amount.  Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s financial results due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Debentures which may adversely impact its financial results.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at June 30, 2017, the Company’s Australian dollar net financial assets were AUD $5,473 and its US dollar net financial liabilities were US$57,660,641. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $7,482,076 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”.  These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.
Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

NEXGEN ENERGY LTD.
For the three and six months ended June 30, 2017

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated March 31, 2017 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and,accordingly, are subject to change after such date.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.